Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-xxxxx) and related Prospectus of Stifel Financial Corp. for the registration of its common stock, preferred stock, debt securities, warrants, depositary shares, subscription rights, stock purchase contracts, stock purchase units, and stock appreciation rights, and to the incorporation by reference therein of our reports dated March 3, 2014, with respect to the consolidated financial statements of Stifel Financial Corp., and the effectiveness of internal control over financial reporting of Stifel Financial Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

January 8, 2015